VIA EDGAR

August 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:    Penn Virginia Corporation

Registration Statement on Form S-3, as amended

File No. 333-254050

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on August 9, 2021, or as soon as possible thereafter.

Please do not hesitate to contact me at 713-722-6500 with any questions regarding this matter.

Sincerely,

PENN VIRGINIA CORPORATION

/s/ Katherine J. Ryan
Katherine J. Ryan
Vice President, Chief Legal Counsel and Corporate Secretary